Exhibit 99.1

Qunar Announces Management and Board Changes

BEIJING, Jan. 4, 2016 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced changes to its management and board of directors (the “Board”), which are effective as of January 4, 2016. Mr. Zhenyu Chen, Qunar’s Executive Vice President and Head of Mobile Business Group, has been appointed as Qunar’s chief executive officer.  Mr. Qiang Zhang, Qunar’s Executive Vice President and Head of Destination Services Business Group, will assume the role of its chief operating officer.  Mr. Xiaolu Zhu, Qunar’s Senior Director of Strategy and Investor Relations, has been appointed as Qunar’s chief financial officer.  Qunar’s co-founder Mr. Chenchao “CC” Zhuang will no longer serve as Qunar’s director and chief executive officer, and Ms. Yilu Zhao will no longer serve as its chief financial officer.

Mr. Zhuang and Ms. Zhao will serve as Qunar’s senior advisors until the end of the first quarter of 2016 and play significant roles in supporting the cooperation between Ctrip.com International, Ltd. (“Ctrip”) and Qunar.

In addition, Qunar announced changes to its Board.  The new Board will consist of five members, namely James Liang, Chairman of the Board and Chief Executive Officer of Ctrip, Mr. Zhenyu Chen, Qunar’s new chief executive officer, and three independent directors, Mr. Jimmy Lai, Mr. Jianmin Zhu and Ms. Ying Shi.

“I am immensely grateful to many people who have collectively created and grown Qunar into the success it is today,” said Mr. Zhuang.  “I want to thank our employees for giving Qunar their passion, drive and ingenuity.  I want to thank our shareholders, in both private and public markets, for their strong conviction in us. I want to thank our board of directors, some of whom have accompanied us from the beginning, for guiding us throughout our journey of innovation.  I wish the very best for the cooperation between Ctrip and Qunar, and believe that the potential for the two companies will be tremendous.”

“Yilu and I will continue to be deeply involved in the innovation and technology space. It’s incredibly exciting, and we are very much looking forward to the future.” Mr. Zhuang added.

“We are very proud of what the team has achieved in the last few years,” commented Mr. Zhenyu Chen. “We will continue our strategy and, together with Ctrip, we will build a more robust travel eco-system in China and bring long term synergies and value to our shareholders.”

“On behalf of the board, we thank CC and the team for their dedication and tremendous contribution to Qunar,” said Mr. James Liang. “I am confident that Zhenyu will lead the Qunar team to further extend its market leadership and am looking forward to the great opportunity in the dynamic and fast growing travel industry in China.”

Mr. Zhenyu Chen joined Qunar in March 2010 as Vice President for products and mobile development. He became Executive Vice President of Qunar and Head of the Mobile Business Group in November 2014. Zhenyu is responsible for the development of Qunar’s mobile application and the growth of the mobile business, which contributed over 73% of Qunar’s total revenue in the third quarter of 2015. Prior to joining Qunar, Zhenyu was CTO and Co-Founder of Zhuaxia.com from December 2005 to June 2009. Zhenyu also worked at Baidu, Inc. from January 2001 to November 2005 first as an engineer, and was later promoted to senior manager of the search department. Mr. Chen received his bachelor’s degree in computer software from Wuhan University of Hydraulic and Electrical Engineering in 1999.

Mr. Qiang Zhang joined Qunar in January 2014 as Vice President and the Head of the then newly founded Destination Services Business Unit. He became Executive Vice President of Qunar and Head of the Destination Services Business Group in September 2015. Under the leadership of Mr. Zhang, Qunar established a powerful direct sales team, covering over 300,000 hotels within a few quarters and built one of the most comprehensive accommodation networks in the industry. He also helped to develop the mobile business of Qunar. Mr. Zhang previously worked at Alibaba Group and Meituan.com, and as general manager of Southern region of Meituan prior to joining Qunar. He was named the national sales champion of Alibaba for multiple years. As the general manager of the Southern region of Meituan, Qiang was responsible for managing a 1,200 people sales team that was the sales champion in the region. Qiang received his bachelor’s degree in computer science from the Air Force Engineering University.

Mr. Xiaolu Zhu joined Qunar in November 2014 and served as Senior Director of Strategy and Investor Relations. His responsibilities covered strategy and business analysis, investor relations, capital markets activities and international investment. Prior to joining Qunar, Xiaolu was VP of Finance at Lashou Group Inc. and in charge of all financial, investor relations and legal related matters. Before that, Xiaolu worked at Goldman Sachs where he helped with multiple IPOs and M&A transactions of Chinese Internet and technology companies.  Xiaolu received his L.L.B. from Peking University and J.D. from Duke University.

Mr. Jimmy Lai will join Qunar’s Board as an independent director and will serve as the Chairman of the audit committee. Mr. Lai has served as the chief financial officer of China Online Education Group since June 2015 and is also an independent director of Sky-mobi Limited, a Nasdaq-listed company. Prior to joining China Online Education Group, Mr. Lai served as the chief financial officer of Chukong Technologies Corp., a leading mobile entertainment platform company in China. Prior to that, Mr. Lai served as the chief financial officer of Gamewave Corporation, a leading webgame company in China from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China from 2009 to 2011. Mr. Lai received his MBA in accounting from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Mr. Jianmin Zhu will join Qunar’s Board as an independent director. He currently serves as chief executive officer of FanXiang Investment Management. He founded the company in 2014. He is also one of the co-founders of Infecon Information Technology and worked as its advisor from 2012 to 2013. Mr. Zhu is well-respected for his expertise in investment and information technology. Prior to starting his own business, Mr. Zhu worked with Ctrip as a vice president before 2011. Prior to that, Mr. Zhu worked with Compaq as senior adviser and with RPTI International as chief technology officer. Mr. Zhu holds a bachelor’s degree from Shanghai JiaoTong University.

Ms. Ying Shi will join Qunar’s Board as an independent director. She is the founder and executive of Shiva Yoga Media since 2008. Prior to that, Ms. Shi worked extensively in the travel industry in China. Ms. Shi is well respected for her experience in the health care, therapy and travel industry. Ms. Shi holds a bachelor’s degree from Shandong University.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of the announcement, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com